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Form 10-C

Securities and Exchange Commission
Washington, D.C.  20549

Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

Exact Name of Issuer as Specified in Charter:  Sector Communications, Inc.

Address of Principal Executive Offices: 7601 Lewinsville Road, Suite 200, McLean, Va. 22102

Issuer's Telephone Number (Including Area Code):  (703) 821-1540 ext 570

I.  Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:
    1.  Title of security: Common Stock, Par Value $0.001
    2.  Number of shares outstanding before the change :  27,967,068
    3.  Number of shares outstanding after the change:    40,775,596
    4.  Effective date of the change: See Attached Statement
    5.  Method of change: See Attached Statement

Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition for treasury stock, etc.)

Give brief description of the transaction: See Attached Statement

II. Change in Name of Issuer
    1.  Name prior to change:
    2.  Name after change:  .
    3.  Effective date of charter amendment changing name:
    4.  Date of shareholder approval for change, if required:

11/19/96     /s/ Theodore J. Georgelas  President and CEO
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 Date                              Officer's Signature and Title
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                          Sector Communications, Inc.
                                  Attachment

Acquisition of HIS Technology AG and Mountain Software AG

On August 12, 1996, the Registrant entered into a Definitive Agreement (the "Agreement") with HIS Technologies AG (Histech), the holders of 100% of the outstanding capital stock of HIS Technologies AG (the "Histech Stockholders"), and Mountain Software AG for the purchase, through it's wholly owned subsidiary, Sector Communications AG, of an 80% capital stock interest in Histech, the purchase of 100% of the capital stock of Mountain Software AG and for the subsequent merger of Mountain Software AG with and into Histech.

Effective August 23, 1996, Sector Communications AG, acquired 54.45% (7,314 shares) of the issued and outstanding shares of capital stock of Histech from two Histech Shareholders, Joan Brown and Aledo Services Ltd. and 100% of the issued and outstanding shares of capital stock of Mountain Software AG from Simon Brown, the sole shareholder of Mountain Software AG, in exchange for the issuance of 4,118,094 shares and 716,191 shares of the Registrant's common stock, par value $0.001 per share, respectively. Joan Brown is Simon Brown's mother and Hugo Wyss, a director of Sector Communications AG and the Chairman of the Board of Directors of Histech is a director of Aledo Services Ltd. The Agreement also provides for the payment of additional cash or shares of Registrant's common stock to be issued, as a purchase price adjustment, to the above parties in the event that the average bid price of the Registrants common stock during the last ten trading days of October 1996 is less than $2.25 per share. The average closing bid price during this ten day period was $0.934375. As such, the maximum number of additional shares the Company is required to issue is 6,724,243.

The Registrant also issued 1,250,000 shares of it's common stock, par value $0.001 per share and a warrant for the purchase of 1,250,000 shares of it's common stock at an exercise price of $0.79 per share, expiring three year from the date of issue, as a fee to KAV Kapitalangleger Verlag-AG ("KAV") for services performed in connection with this transaction. Daniel Poitry, a director of Sector Communications AG and Histech is also a director of KAV.

As a part of this Agreement, Sector Communications AG, also purchased for cash 3,428 shares of previously unissued Histech capital stock, such shares representing a 25.55% capital stock interest in Histech for $1,200,000. The final payment for the purchase of this interest was made on September 18, 1996.

The shares of Registrant common stock issued above have not been registered under the Securities Act of 1933, were issued in accordance with Regulation S and bear a legend to such effect. The shares issued to Joan Brown, Aledo Services, Ltd. and Simon Brown bear additional restrictive legends limiting their sale or transfer in accordance with the Agreement. These shares become available for sale or transfer at a rate of 10% of the total shares issued to them each quarter, beginning in November 1996, until all such shares are freely tradeable.